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                                      B-1


                                   APPENDIX B


                             PROPOSED AMENDMENTS TO
                        THE CERTIFICATE OF INCORPORATION
                                       OF
                    THE EXPLORATION COMPANY OF DELAWARE, INC.


PROPOSAL II - CLASSIFIED BOARD

Article 6 of the Certificate of Incorporation to be amended to add the following two paragraphs (in addition to the paragraph now contained therein):

                    Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the number of directors shall be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the total number of directors that the Corporation would have if there were no vacancies. The directors, other than those who may be elected by the holders of any series of Preferred Stock under specified circumstances, shall be divided, with respect to the time for which they severally hold office, into three classes with the term of office of Class A to expire at the Corporation's annual meeting of stockholders in the year 2002, the term of office of Class B to expire at the Corporation's annual meeting of stockholders in the year 2003 and the term of office of Class C to expire at the Corporation's annual meeting of stockholders in the year 2004, with each director to hold office until his or her successor shall have been duly elected and qualified. At each annual meeting of stockholders, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election with each director to hold office until his or her successor shall have been duly elected and qualified and, if authorized by a resolution of the Board of Directors, directors may be elected to fill any vacancy or newly created directorship on the Board of Directors, regardless of how the same shall have been created.

                    Subject to the rights of the holders of any series of Preferred Stock then outstanding, and unless the Board of Directors otherwise determines, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause shall, unless otherwise required by law or by resolution of the Board of Directors, be filled only by a majority vote of the directors then in office, though less than a quorum (and not by stockholders), and directors so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which they have been elected expires and until such director's successor shall have been duly elected and qualified. No decrease in the number of authorized directors constituting the entire Board of Directors shall shorten the term of any incumbent director.



PROPOSAL III - WRITTEN CONSENT

Article 10 of the Certificate of Incorporation to be amended to delete entirely the second paragraph now contained therein. In lieu thereof, there shall be inserted the following:

                    Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by the stockholders.